UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 4, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Announces Results of the Annual and Special Meeting of Shareholders

Appoints George J. Bunze as new Chairman of the Board

MONTREAL, QUEBEC and SARASOTA, FLORIDA – June 4, 2015 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) is pleased to announce that all eight nominees listed in its management information circular dated April 21, 2015 were elected as Directors of the Company at its annual and special meeting of shareholders (the “Meeting”) held today in Toronto. Following the Meeting, Mr. George J. Bunze, who has served on the Company’s Board of Directors since 2007, was appointed as the new Chairman of the Board.

“Mr. Bunze has contributed significantly to the Company’s strategic vision, and we look forward to his continued innovative guidance on the Company’s growth strategy,” said Greg Yull, President and CEO. “The Company also extends its sincere appreciation to former Chairman Eric Baker, who did not seek re-election at the Meeting. During his tenure of more than 20 years, Mr. Baker’s counsel and foresight were indispensable factors contributing to the Company’s turnaround and success. We owe him a great deal for the Company’s many achievements as a result of his dedicated support and guidance. Mr. Baker’s insight will be deeply missed,” concluded Mr. Yull.

At the Meeting, a ballot was held for the election of Directors. Based on proxies received prior to the Meeting and ballots cast, the eight Directors were elected with the following results:

Nominees	Votes For		Votes Withheld
Robert M. Beil	45,405,116	94.71%	2,536,478	5.29%
George J. Bunze	46,206,713	96.38%	1,734,881	3.62%
Frank Di Tomaso	47,885,889	99.88%	55,705	0.12%
Robert J. Foster	47,195,338	98.44%	746,256	1.56%
James Pantelidis	47,664,648	99.38%	296,946	0.62%
Jorge N. Quintas	47,189,541	98.44%	746,053	1.56%
Gregory A. C. Yull	47,879,846	99.87%	61,748	0.13%
Melbourne F. Yull	47,878,135	99.87%	63,459	0.13%

The biographies of Directors and further details about the Company’s corporate governance practices are available at www.itape.com.

At the Meeting, Raymond Chabot Grant Thornton LLP was re-appointed as auditor of the Company.

In addition, shareholders approved a resolution ratifying, confirming and approving all unallocated stock options under the Corporation’s Executive Stock Option Plan, as set out in the Company’s management information circular dated April 21, 2015.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,950 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

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